ETF OPPORTUNITIES TRUST 485BPOS

Exhibit (h)(20)

November 9, 2021

Mr. Daniel J. Mercer

Kingsbarn Capital Management, LLC

1645 Village Center Circle, Suite 200

Las Vegas, Nevada 89134

Re:     ETF Opportunities Trust (the “Trust”) – Fee Waiver

Dear Trustees:

Please note that in connection with the board’s consideration of the IAA, Kingsbarn Capital Management is agreeing to waive our fee from 125 BPS to 95 BPS from commencement of operations of the ETF until March 31, 2023.

Regards,

Dan Mercer